UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ASE Technology Holding Co., Ltd.
(Exact name of the registrant as specified in its charter)

Taiwan, Republic of China	001-16125
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

26 Chin Third Road Nantze Export Processing Zone Nantze, Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)		(Zip code)

Joseph Tung 886-2-6636-5678

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 — Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

Our Form SD and our Conflict Minerals Report for the year ended December 31, 2018 filed as Exhibit 1.01 to this Form SD are available at
http://www.aseglobal.com/en/csr_conflict_minerals_compliance.html

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018

* * * * *

SIGNATURE

ASE Technology Holding Co., Ltd.

By:	/s/ Jason C.S. Chang Jason C.S. Chang Chief Executive Officer	Date: May 31, 2019

EXHIBIT INDEX

Exhibit	Description
Number
1.01	Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018